Exhibit 99.1

Cheche Group Reports First Quarter 2024 Unaudited Financial Results

BEIJING, China – May 30, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche”, the “Company” or “we”), China’s leading auto insurance technology platform, today announced its unaudited financial results for the first quarter ended March 31, 2024.

Financial and Operational Highlights

●	Net revenues for the quarter increased 1.0% year-over-year to RMB787.1 million (US$109.0 million).

●	Net loss for the quarter decreased 28.8% year-over-year to RMB31.3 million (US$4.3 million).

●	Adjusted net loss(1) for the quarter increased by RMB4.4 million, from RMB7.8 million in the prior-year period to RMB12.2 million (US$1.7 million).

●	Total written premiums placed for the quarter increased 9.2% year-over-year to RMB5.4 billion (US$751.1 million).

●	Total number of policies issued for the quarter increased 21.2% from 3.3 million for the prior-year quarter to 4.0 million.

●	Partnerships with New Energy Vehicle (NEV) companies(2) in the quarter led to 119,000 policies embedded in new NEV deliveries and corresponding written premium of RMB370.3 million (US$51.3 million) with 11 partnerships with NEV manufacturers, representing an increase of 124.5% and 78.5% compared to the prior-year quarter, respectively.

●	New referral partners of 49,600+ were added in the quarter.

(1)	Adjusted Net Loss is a non-GAAP measure. For further information on the non-GAAP financial measures presented above, see the “Non-GAAP Financial Measures” section below.
(2)	The rapid growth of the NEV market has created new opportunities for auto insurance offerings and propelled revenue growth of auto insurance providers. Cheche started to collaborate with NEV manufacturers in 2022, and such collaborations yielded considerable results in 2023. Cheche believes that the further growth of the NEV market and the introduction of innovative NEV auto insurance solutions will further fuel the revenue contribution of its partnership with NEV manufacturers. The management of Cheche utilizes the number of partnerships with NEV manufacturers, the number of insurance policies embedded in the new NEV deliveries, and the amount of corresponding premium generated from such embedded policies as the main operating metrics to evaluate its business and presents such operating metrics for investors to better understand and evaluate Cheche’s business.

Management Comments

“Cheche demonstrated a continued improvement in revenues driven in part by our investments in technology solutions that resolve challenges for our insurance partners, auto manufacturers, and intermediaries. We are a front runner in empowering NEVs with insurance technology, and we believe our industry-leading technology will help us garner greater market influence and capture more market shares,” said Lei Zhang, Founder, CEO, and Chairman of Cheche Group.

“Since April, we’ve seen NEVs begin to account for more than 50% of new vehicle sales in China (3). Our partnership with Xiaomi, Volkswagen Anhui, and other NEV manufactures demonstrates our ability to leverage the AI technology of NEVs based on insurance digitization, through which we can usher in the era of AI auto insurance, continuously optimize the ecological innovation of auto insurance services, and effectively meet the ever-changing intelligent needs of car owners.”

(3) Source: According to China Automobile Dealers Association, as reported by CCTV.com on April 22, 2024.

Unaudited First Quarter 2024 Financial Results

Net Revenues were RMB787.1 million (US$109.0 million), representing a 1.0% year-over-year increase from the prior-year quarter. The growth was driven by increased SaaS and technical service income generated from partnerships with NEV manufacturers and an increase in insurance transactions conducted through Cheche’s platform by referral partners and third-party platform partners.

Cost of Revenues increased by 1.0% to RMB753.4 million (US$104.3 million) from RMB745.9 million for the prior-year quarter, which was consistent with the growth of business volume and net revenues.

Selling and Marketing Expenses decreased by 27.6% to RMB22.3 million (US$3.1 million) from RMB30.8 million in the prior-year quarter, mainly due to reduced marketing and share-based compensation expenses. As a result, selling and marketing expenses as a percentage of net revenues decreased from 4.0% for the prior-year quarter to 2.8%. Excluding share-based compensation expenses, the percentage would have decreased further to 2.5%, compared to 2.8% for the prior-year quarter.

General and Administrative Expenses increased by 12.9% to RMB34.0 million (US$4.7 million) from RMB30.1 million for the prior-year quarter, mainly due to an increase of RMB2.5 million in professional service fees. Excluding the impact of share-based compensation expenses and listing-related professional service fees, general and administrative expenses increased by 43.5%, mainly due to the incurrence of RMB5.2 million in post-listing professional service fees.

Research and Development Expenses decreased by 52.4% to RMB9.4 million (US$1.3 million) from RMB19.7 million in the prior-year quarter. The change was mainly driven by decreased share-based compensation expenses and staff costs. Excluding share-based compensation expenses, research and development expenses decreased by 22.7% to RMB8.6 million (US$1.2 million) from RMB11.1 million in the prior-year quarter.

Total Operating Expenses decreased by 18.5% to RMB65.7 million (US$9.1 million) from RMB80.7 million in the prior-year quarter, mainly due to the decrease in share-based compensation expenses, marketing expenses, and staff costs. Excluding the impact of share-based compensation expenses and listing-related professional service fees, adjusted total operating expenses increased by 3.4% from the prior-year quarter. As a percentage of net revenues, adjusted total operating expenses would be 6.2%, compared to 6.0% for the prior-year quarter .

Net Loss decreased 28.8% to RMB31.3 million (US$4.3 million) over the prior-year quarter. Excluding non-GAAP expenses, the Adjusted Net Loss was RMB12.2 million (US$1.7 million), increasing by 57.0% compared to the adjusted net loss of RMB7.8 million for the prior-year quarter mainly due to the incurrence of RMB5.2 million in post-listing professional service fees.

Net Loss attributable to Cheche’s shareholders decreased by RMB33.2 million to RMB31.3 million (US$4.3 million) over the prior-year quarter, compared to a loss of RMB64.5 million reflecting the impact of a non-cash charge for preferred share accretions of RMB20.5 million for the prior-year quarter.

Adjusted Net Loss attributable to Cheche’s shareholders was RMB12.2 million (US$1.7 million), compared to a loss of RMB28.3 million for the prior-year quarter.

Net Loss Per Share, basic and diluted, was RMB0.41 (US$0.06), compared to a loss of RMB2.00 for the prior-year quarter.

Adjusted Net Loss Per Share, basic and diluted, was RMB0.16 (US$0.02), compared to a loss of RMB0.88 for the prior-year quarter.

Business Highlights

●	On March 5, 2024, Cheche announced its expanded partnership with Sinopec, whose non-oil businesses cover a nationwide retail footprint of over 30,000 gas stations. Cheche currently provides embedded auto insurance services to the unified digital platform of a subsidiary of Sinopec and has deployed services in over 5,000 gas stations in its nationwide retail footprint.

●	On March 28, 2024, Cheche announced its partnership with Beijing Houji Insurance Brokerage Co., Ltd. (“Beijing Houji”), an affiliate of Xiaomi Corporation (“Xiaomi Group”). As an insurance service partner of Beijing Houji, the insurance brokerage firm in the Xiaomi Group, Cheche offers a digital auto insurance transaction SaaS service platform with operational support. Cheche provides auto insurance service solutions to Xiaomi car owners in multiple cities across the country, including Beijing, Shenzhen, Hangzhou, and others.

●	On May 13, 2024, Cheche announced its partnership with Volkswagen (Anhui) Digital Sales and Services Co., Ltd. As the exclusive service provider of NEV insurance business for Volkswagen (Anhui) Automotive Company Limited (“Volkswagen Anhui”), Cheche aims to support Volkswagen Anhui’s branded insurance needs. This is expected to enhance the attractiveness of Volkswagen Anhui’s branded insurance product, boosting its penetration rate.

Balance Sheet

As of March 31, 2024, the Company had RMB234.0 million (US$32.4 million) in total cash and cash equivalents and short-term investments, compared to RMB264.9 million as of December 31, 2023.

Business Outlook

For the full year of 2024, Cheche expects:

●	Net revenues to range from RMB3.5 billion to RMB3.7 billion, representing an increase of 6.1% to 12.1%, compared to the full year of 2023.

●	Total written premiums placed to range from RMB24.5 billion to RMB26.5 billion, representing an increase of 8.4% to 17.3%, compared to the full year of 2023.

Conference Call

Cheche will host a webcast and conference call to discuss its first quarter 2024 results today at 8:00 a.m. EDT. A live webcast and a slide presentation will be available on Cheche’s investor relations website in the “Events” section of the Company’s investor relations website under the “News & Events” header at ir.chechegroup.com.

The dial-in numbers for the conference call are as follows:

●	Participant (toll-free): 1-888-346-8982

●	Participant (international): 1-412-902-4272

●	Hong Kong LT - Unassisted: 852-301-84992

●	Hong Kong Toll Free: 800-905945

●	China Toll-Free Passcode: 4001-201203

Please dial in 10 to 15 minutes before the scheduled start time.

A webcast replay of the call will be available at ir.chechegroup.com for one year following the call.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2203 to US$1.00, the exchange rate on March 29, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referenced could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 110 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

Non-GAAP Financial Measures

Cheche has provided non-GAAP financial measures in this press release that have not been prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

Cheche uses adjusted total operating expenses, adjusted net loss, and adjusted net loss per share, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

Cheche defines adjusted total operating expenses as total operating expenses adjusted for the impact of share-based compensation and listing-related professional service fees. Cheche defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and listing related professional service fees. Adjusted net loss per share, basic and diluted, is calculated as adjusted net loss divided by weighted-average ordinary shares outstanding.

Cheche believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, and change in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and listing related professional service fees. Cheche believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Cheche’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Cheche encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Cheche mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net loss, net loss per share to adjusted net loss, and adjusted net loss per share, respectively.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimations, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	243,392	219,566	30,410
Short-term investments	21,474	14,416	1,997
Accounts receivable, net	466,066	483,599	66,978
Prepayments and other current assets	49,321	50,696	7,020
Total current assets	780,253	768,277	106,405

Non-current assets:
Restricted Cash	5,000	5,000	692
Property, equipment and leasehold improvement, net	1,667	2,372	329
Intangible assets, net	8,050	7,525	1,042
Right-of-use assets	10,249	9,768	1,353
Goodwill	84,609	84,609	11,718
Other non-current assets	4,149	4,121	571
Total non-current assets	113,724	113,395	15,705
Total assets	893,977	881,672	122,110

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	316,868	322,131	44,615
Short-term borrowings	20,000	17,000	2,354
Contract liabilities	4,295	4,216	584
Salary and welfare benefits payable	73,609	76,747	10,629
Tax payable	950	605	84
Amounts due to related party	55,251	56,991	7,893
Accrued expenses and other current liabilities	25,759	21,090	2,922
Short-term lease liabilities	3,951	4,371	605
Warrant	850	209	29
Total current liabilities	501,533	503,360	69,715

Non-current liabilities:
Deferred tax liabilities	2,013	1,881	261
Long-term lease liabilities	5,398	4,652	644
Deferred revenue	1,432	1,432	198
Warrant	5,419	5,603	776
Total non-current liabilities	14,262	13,568	1,879

Total liabilities	515,795	516,928	71,594

Ordinary shares	5	5	1
Treasury stock	(1,025)	(1,025)	(142)
Additional paid-in capital	2,491,873	2,509,141	347,512
Accumulated deficit	(2,113,821)	(2,145,092)	(297,093)
Accumulated other comprehensive income	1,150	1,715	238
Total Cheche’s shareholders’ equity	378,182	364,744	50,516

Total liabilities and shareholders’ equity	893,977	881,672	122,110

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	USD

Net revenues	779,650	787,144	109,018
Cost of revenues	(745,943)	(753,372)	(104,341)
Gross profit	33,707	33,772	4,677

Operating expenses:
Selling and marketing expenses	(30,812)	(22,319)	(3,092)
General and administrative expenses	(30,127)	(34,008)	(4,710)
Research and development expenses	(19,734)	(9,397)	(1,301)
Total operating expenses	(80,673)	(65,724)	(9,103)

Other expenses:
Interest income	375	1,975	274
Interest expense	(221)	(234)	(32)
Foreign exchange gains/(losses)	1,447	(252)	(35)
Government grants	3,047	234	32
Changes in fair value of warrant	(23)	468	65
Changes in fair value of amounts due to related party	(1,761)	(1,731)	(240)
Others, net	27	213	30
Loss before income tax	(44,075)	(31,279)	(4,332)
Income tax credit	128	8	1

Net loss	(43,947)	(31,271)	(4,331)
Accretions to preferred shares redemption value	(20,539)	-	-
Net loss attributable to the Cheche’s ordinary shareholders	(64,486)	(31,271)	(4,331)

Net loss	(43,947)	(31,271)	(4,331)
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	(2,728)	574	79
Fair value changes of amounts due to related party due to own credit risk	(347)	(9)	(1)
Total other comprehensive (loss)/income	(3,075)	565	78

Total comprehensive loss	(47,022)	(30,706)	(4,253)

Net loss per ordinary shares outstanding
Basic	(2.00)	(0.41)	(0.06)
Diluted	(2.00)	(0.41)	(0.06)
Weighted average number of ordinary shares outstanding
Basic	32,322,187	75,487,093	75,487,093
Diluted	32,322,187	75,487,093	75,487,093

Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses (Unaudited)

(All amounts in thousands)

	For the Three Months Ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	USD
Selling and marketing expenses	(30,812)	(22,319)	(3,092)
Add: Share-based compensation expenses	9,059	2,607	361
Adjusted Selling and marketing expenses	(21,753)	(19,712)	(2,731)

General and administrative expenses	(30,127)	(34,008)	(4,710)
Add: Share-based compensation expenses	13,701	13,821	1,914
Listing related professional expenses	2,361	-	-
Adjusted General and administrative expenses	(14,065)	(20,187)	(2,796)

Research and development expenses	(19,734)	(9,397)	(1,301)
Add: Share-based compensation expenses	8,665	837	116
Adjusted Research and development expenses	(11,069)	(8,560)	(1,185)

Total operating expense	(80,673)	(65,724)	(9,103)
Adjusted total operating expenses	(46,887)	(48,459)	(6,712)

Reconciliation of GAAP to Non-GAAP Measures (Unaudited)

(All amounts in thousands, except for share data and per share data)

	For the Three Months Ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	USD
Net loss	(43,947)	(31,271)	(4,331)
Add: Share-based compensation expenses	31,495	17,268	2,392
Amortization of intangible assets related to acquisition	525	525	73
Listing related professional expenses	2,361	-	-
Change in fair value of warrant	23	(468)	(65)
Changes in fair value of amounts due to related party	1,761	1,731	240
Adjusted net loss	(7,782)	(12,215)	(1,691)
Accretions to preferred shares redemption value	(20,539)	-	-
Adjusted net loss attributable to Cheche’s ordinary shareholders	(28,321)	(12,215)	(1,691)

Weighted average number of ordinary shares used in computing non-GAAP adjusted net loss per ordinary share
Basic	32,322,187	75,487,093	75,487,093
Diluted	32,322,187	75,487,093	75,487,093

Net loss per ordinary share
Basic	(2.00)	(0.41)	(0.06)
Diluted	(2.00)	(0.41)	(0.06)

Non-GAAP adjustments to net loss per ordinary share
Basic	1.12	0.25	0.04
Diluted	1.12	0.25	0.04

Adjusted net loss per ordinary share
Basic	(0.88)	(0.16)	(0.02)
Diluted	(0.88)	(0.16)	(0.02)